

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

Manavendra Sial
Senior Vice President and Chief Financial Officer
Fluence Energy, Inc.
4601 Fairfax Drive , Suite 600
Arlington , Virginia

> **Re: Fluence Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2022**
> **Form 10-Q for the Period Ended December 31, 2022**
> **Form 8-K furnished on December 12, 2022**
> **File No. 001-40978**

Dear Manavendra Sial:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished on December 12, 2022

Exhibit 99.1, page 1

1.	We note your disclosure of quarterly intake of $560M in your highlights for fourth quarter and fiscal year ended September 30, 2022. We also note your discussion of key operating metrics on page 12. Please tell us how intake orders relate to the key operating metrics and intake information disclosed on page 12 and revise to provide a clear definition of the metric and how it is calculated, why it is useful to investors, how management uses the metric and whether there are estimates or assumptions underlying the metric or its calculation for which disclosure is needed. Refer to SEC Release No. 33-10751. Please also revise in your other respective filings including your 10-Q and 10-K filings.

Form 10-K for the Fiscal Year Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 58

2.   We note your adjustment for other expenses included in your non-GAAP measures tables. Please further explain each adjustment for us and tell us how you determined that the items included in other expenses are short term and clearly separable and direct results of COVID-19 and were incremental to charges incurred related to COVID-19 but not expected to recur once the pandemic has subsided. In this regard, please explain how you considered other factors that may have impacted the excess shipping costs and project charges, such as increase in oil prices and persistent price inflation, in your assessment. Refer to CF Disclosure Topic 9 for the use of COVID-19 related adjustments to determine non-GAAP financial measures and item 10(e)(1)(ii) of Regulation S-K.

Results of Operations, page 60

3.   We note your discussion of your results of operations, starting on page 60, that qualitatively discuss multiple factors that impacted these line items in each respective reporting period. Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

Form 10-Q for the Period Ended December 31, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

4.   Please expand your disclosures to fully discuss the underlying factors for the significant changes in working capital and cash flows between periods and any future effects on your financial condition and results operations. In this regard we note higher inventory balances and a related discussion of inventory build during your first quarter earnings call. Refer Item 303(c) of Regulation S-K.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing